Jaime L. Chase

+1 202 728 7096

jchase@cooley.com

March 8, 2019

David Plattner

Office of Healthcare & Insurance

Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Applied Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted January 25, 2019
CIK 0001697532

Ladies and Gentlemen:

On behalf of Applied Therapeutics, Inc. (“Applied” or the “Company”), the following information is in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 14, 2019 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on January 25, 2019 (the “DRS”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form S-1 (“DRS Amendment No. 1”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in DRS Amendment No. 1.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 1.

Form S-1 filed confidentially on January 25, 2019

Prospectus Summary

Overview, page 1

1.              We note the following disclosure on page 1: “We recently completed a Phase 1a/1b clinical trial evaluating AT-001 in 80 patients with type 2 diabetes, in which we observed a favorable safety and tolerability profile.” Please remove all statements throughout the filing that present your conclusions regarding the safety or efficacy of your products, as these determinations are within the authority of

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the FDA or comparable regulatory bodies. With respect to safety, we will not object to statements that your product candidates were well tolerated.

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the statements relating to the favorable safety and tolerability profile of its product candidates throughout DRS Amendment No. 1.

Our Pipeline, page 3

2.              Please include a column for Phase 3 in your product pipeline table here and on page 77.

The Company acknowledges the Staff’s comment and advises the Staff that it has included a column for Phase 3 in its pipeline chart on pages 3 and 78 of the DRS Amendment No. 1. The Company further advises the Staff that it plans to initiate a registrational Phase 2/3 clinical trial in 2019 for AT-001 for the treatment of diabetic cardiomyopathy. Additionally, the Company believes, based upon prior discussions with the FDA, that each of its other aldose reductase product candidates included in its pipeline table may be eligible for pivotal Phase 2/3 clinical trials. If the primary endpoints of these clinical trials are met, they could form the basis for applying for marketing approval by the FDA. In order to clarify the Company’s product pipeline table, the Company has further revised the pipeline table to include a footnote to indicate that such product candidates could be eligible for such Phase 2/3 registrational trials.

3.              Given the early stage of development of your PI3K kinase inhibitors, and limited disclosure you have provided with respect to such product candidates, please provide us with an analysis as to why inclusion of such product candidates in the pipeline table here and on page 77 is appropriate. The table is intended to provide information about your product candidates in development that are reasonably likely to result in an approved product in the foreseeable future.

The Company acknowledges the Staff’s comment and advises the Staff that it has removed the selective alpha/gamma inhibitors from the pipeline table on pages 3 and 78 of the DRS Amendment No. 1. With respect to the selective delta/gamma inhibitor product candidate, AT-104, which has previously been extensively tested by Columbia University, allowing for streamlined development of this early-stage product candidate, the Company advises the Staff that it believes this product candidate is important to the investors’ understanding of the Company’s pipeline and overall business strategy. The Company further advises the Staff that it has identified the target indications it plans to pursue for the AT-104 product candidate. Accordingly, the Company has revised its disclosure around this product candidate on pages 3, 78 and 102 of the DRS Amendment No. 1.

Implications of Being an Emerging Growth Company, page 4

4.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copes of the communications.

The Company acknowledges the Staff’s comment and advises the Staff that it has commenced “testing the waters” meetings with potential investors. Accordingly, the Company is supplementally providing

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to the Staff a copy of the presentation that the Company has used in these meetings with qualified institutional buyers or institutional accredited investors.

Risk Factors

Our amended and restated certificate of incorporation provides ..., page 53

5.              Please reconcile the disclosure in this risk factor with the disclosure on page 151 that states, “Our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.”

The Company acknowledges the Staff’s Comment and advises the Staff that it has revised the disclosure on pages 53 and 152 of the DRS Amendment No. 1 to accurately reflect its amended and restated certificate of incorporation to be effective upon completion of the Company’s initial public offering.  The Company also advises the Staff that it has amended its disclosure to clarify that the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” applies only to the listed classes of actions or proceedings under Delaware statutory or common law.

Market and Industry Data, page 56

6.              We note your statement that the information included in the prospectus from industry publications and other third party sources is reliable and “such information is inherently imprecise.” Please revise to disclose clearly whether you believe such information is reliable.

The Company acknowledges the Staff’s Comment and advises the Staff that it has revised the disclosure on page 56 of the DRS Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Funding Requirements, page 69

7.              We note that you expect expenses to increase substantially in connection with ongoing activities related to your product candidates. Please amend to disclose the amount of research and development expenses incurred during each period presented and to date by project (i.e., product candidate and target indication). If research and development costs are not maintained by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

The Company acknowledges the Staff’s comment. As a clinical-stage biopharmaceutical company, the Company does not differentiate between how its research and development expenditures are incurred or track its internal costs by product candidate or program. The Company advises the Staff that in the periods presented in DRS Amendment No. 1, its research and development expenses related primarily to development of AT-001 and its aldose reductase inhibitor program, and

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beginning in 2018, AT-007. The Company has revised the disclosure on pages 67 and 68 of the DRS Amendment No. 1 to disclose this fact.

Stock-Based Compensation, page 72

8.              Once you have an estimated offering price or range, please explain to us how you determined the fair value of common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to your initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company acknowledges the Staff’s comment and advises the Staff it will supplementally provide the requested information once the estimated offering price range has been determined.

Business

Our Product Candidates

AT-001 for the Treatment of Diabetic Peripheral Neuropathy, page 91

9.              We note the disclosure on page 91 that states, “we believe a significant market opportunity for a more effective ARI with a favorable dosing regimen still exists in Japan” and the disclosure on page 92 that states, “We plan to seek a strategic partnership to develop AT-001 for treatment of DPN and advance the program into Phase 3 clinical trial for this indication.” Please clarify to what extent your efforts to develop AT-001 for treatment of DPN are focused on the Japanese market, to what extent they are focused on the U.S. market, and to what extent you may be targeting any other markets.

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 92 of the DRS Amendment No. 1 to clarify that although it is currently focused on the U.S. market, due to the significant market opportunity in Japan, the Company may expand its efforts into Japan opportunistically.

AT-007 for the Treatment of Galactosemia

Clinical Development Plan, page 99

10.       We note disclosure on page 99 that states, “Based on feedback from the FDA at our pre- IND meeting ...,” “Based on discussions with the FDA ...,” and “We believe that a pediatric indication in galactosemia may qualify for the RPD-PRV program.” Please advise as to when you expect to know more definitively the FDA’s views on this subject and how that may affect your plans.

The Company acknowledges the Staff’s Comment and advises the Staff that it will continue to evaluate the timing of submission of a request for rare pediatric disease, or RPD, designation once the IND for AT-007 has been submitted and adult clinical trials have begun. The Company’s current beliefs around galactosemia and its AT-007 program are based on initial feedback from, and discussion with, the FDA, recently released FDA draft guidance on low prevalence, slowly progressing rare metabolic diseases and the galactosemia population size.

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Exclusive License Agreement with Columbia University, page 101

11.       We note disclosure of your requirement to pay a “low to mid double digit percentage” of net sublicensing revenue. Please revise your disclosure to present a range of not more than 10 percentage points.

The Company acknowledges the Staff’s Comment and advises the Staff that it has revised the disclosure on page 103 of the DRS Amendment No. 1.

Certain Relationships and Related Party Transactions

Series B Preferred Stock Financing and Warrants, page 140

12.       We note your disclosure on page 141 that, “Each share of Series B Preferred Stock in the table below will automatically convert into one share of our common stock immediately upon the completion of this offering.” Please also disclose whether all outstanding Series B Preferred Stock will convert into common stock upon completion of the offering. Also discuss, as applicable, any terms of the conversion that are contingent upon the offering.

The Company acknowledges the Staff’s Comment and advises the Staff that it has revised the disclosure on page 141 of the DRS Amendment No. 1. The Company further advises the Staff, that, other than the terms of automatic conversion noted in Note 6 to the notes to our audited financial statements on page F-21 under the heading “Mandatory Conversion Rights” in the DRS Amendment No. 1, there are no other terms of conversion that are contingent upon the terms of this offering. The Company also supplementally advises the Staff that it currently expects this offering to meet such conditions for automatic conversion, including the minimum aggregate offering price requirement, and in the event that this offering does not meet the requirements for automatic conversion of the preferred stock into common stock as described in the DRS Amendment No. 1, it expects the holders of the preferred stock to nonetheless vote to convert the outstanding preferred stock into shares of common stock.

General

13.       Please explain the meaning of all abbreviations and defined terms the first time they are used so as to ensure that lay readers will understand the disclosure. For example, the abbreviation cGMP first appears on page 25 but is not explained until later in the document.

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure throughout the DRS Amendment No. 1 to define terms the first time they are used.

14.       Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

The Company acknowledges the Staff’s comment and advises the Staff that it does not intend to use any graphic, visual or photographic information in the prospectus other than the Company’s logo (located on the outside front and back covers of the prospectus) and tabular and other graphics that are presently included in the DRS Amendment No. 1. If the Company determines that it will include any

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additional graphic, visual or photographic information, it will promptly provide such information to the Staff in an amendment or on a supplemental basis. The Company respectfully acknowledges that the Staff may have further comments regarding any such information.

*        *        *

Please contact me at (202) 728-7096, Div Gupta at (212) 479-6474 or Laura Berezin at (650) 843-5128 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Jaime L. Chase

Jaime L. Chase

cc:                                Shoshana Shendelman, Ph.D., Applied Therapeutics, Inc.

Les Funtleyder, Applied Therapeutics, Inc.

Div Gupta, Cooley LLP

Laura Berezin, Cooley LLP

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP